





Patrick Martin · 3rd

Experienced Leader in Governance, Finance, Corporate Relations, and Higher Education

Baton Rouge, Louisiana, United States · **Contact info**

500+ connections

LSU Louisiana State University

LSU LSU Law

Experience



Louisiana State University
16 yrs 5 mos

Assistant Vice President for Real Estate, Public Partnerships, & Compliance
Full-time
Nov 2016 – Present · 5 yrs 3 mos
Baton Rouge, Louisiana Area

★ Promoted multiple times over 15 years with LSU, currently overseeing real estate transactions, contracts, long-term financing mechanisms, and compliance issues, with a focus on improving revenue while avoiding or reducing costs.

★ Accountable for an annual operating budget of $200K, as well as individual budgets for development projects as high as $235MM. Leads a 12-person department with two direct reports.

...see more



Nicholson Gateway
Project Summary for...

Deputy Administrator & Counsel - LSU First Higher Education Health Plan
Part-time
Aug 2012 – 2018 · 6 yrs
Baton Rouge, LA

★ Administered the university's health plan for faculty members and staff, leading budget planning and management for a self-insured plan covering over 20,000 lives with over $118M in annual revenue.

...see more

Director of Policy Review and Project Coordination, Office of Finance & Administration
Full-time
Jun 2012 – Oct 2016 · 4 yrs 5 mos

★ Advised the Executive Vice President and Chief Financial Officer, influencing key strategic decisions impacting Finance & Administration.

★ Chaired subcommittee on General Administration of the task force that led the s ...see more

Attorney
Full-time
Sep 2005 – May 2012 · 6 yrs 9 mos

★ Provided legal and policy analysis and guidance to the Board of Supervisors, President, and senior university leaders. Also provided legal guidance to the Internal Audit department.

★ Examined the business, financial, and legal terms of all major agreements subm ...see more

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Board Member
Moxey
Jul 2020 – Present · 1 yr 7 mos

Moxey is a community of thousands of business owners who support one another and, most importantly, are able to buy and sell among each other without spending cash. Instead, they use their very own community currency; Moxey dollars. The benefits are simple. They each earn new customers that they wouldn't have had and get to buy things they need ...see more

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Board Chair
Friends of BASIS Louisiana
Jul 2020 – Present · 1 yr 7 mos

Friends of BASIS Louisiana is the property ownership and development entity supporting BASIS Baton Rouge and other Louisiana-based BASIS charter schools.



Board Member
BASIS Baton Rouge
Nov 2018 – Present · 3 yrs 3 mos
Baton Rouge, LA

Part of the BASISed national program, the BASIS Baton Rouge board provides leadership and governance to a growing network of BASIS charter schools in Baton Rouge.



Board Member
AMIkids - Baton Rouge
2001 – Present · 21 yrs

AMIkids works with troubled teenagers who have been expelled from multiple schools or are at extremely high risk of juvenile incarceration, providing intensive educational and counseling support that has proven successful at turning their lives around.

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Education



LSU Law
JD, Law
1990 – 1993
Activities and Societies: Chair of Code of Student Conduct Committee, member of National Moot Court team



Louisiana State University
B.A., Political Science
1985 – 1989
Activities and Societies: Honors Division, Union Ideas and Issues Committee



BR Chamber of Commerce Leadership Class of 2005